Exhibit (a)(1)(B)

FORM OF INTRODUCTORY LETTER

July 23, 2013

Dear Option Holder:

The Board of Directors of Westfield Financial, Inc. (the “Company”) has approved a stock option repurchase program in which the Company is offering to pay cash for certain of your underwater stock options (“Eligible Options”), including both vested and unvested stock options, as more particularly described in the Offer to Purchase included with this letter. As more fully described in the Offer to Purchase, we are making this Offer for a number of reasons, including providing you an alternative means of realizing value from your underwater options.

The offering materials describing our Offer to repurchase your Eligible Options, including the Offer to Purchase, are included in this package. Your  Eligible Options are listed in the table included in the Tender Election Form that follows the Offer to Purchase. Please review the offering materials carefully as they contain important information about the offer, including a detailed description of the offer, who may participate, the conditions of the offer and the risks involved. In order to participate, you must complete the Tender Election Form, indicating which grants you wish to tender, and return it to Gerald P. Ciejka, by mail to 141 Elm Street, Westfield, Massachusetts 01085, or by email at gciejka@westfieldbank.com.

This offer is open until 11:59 p.m., Eastern time, on August 19, 2013 (unless we terminate this offer before that time, extend this offer, or are otherwise required by law to extend this offer). If you wish to participate, we must receive your Tender Election Form before this deadline. Participation in this offer is entirely voluntary.

Please feel free to contact me at (413) 564-2609 or by email at gciejka@westfieldbank.com if you have any questions.

Sincerely,

Gerald P. Ciejka